FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM ANNOUNCES CLOSING OF US$15 MILLION PUBLIC OFFERING OF
COMMON SHARE UNITS AND SERIES II NON-VOTING CONVERTIBLE FIRST
PREFERRED SHARE UNITS

TORONTO, March 8, 2019 - Trillium Therapeutics Inc. (“Trillium” or the “Company”) (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced that it has closed its previously announced underwritten public offering of 6,550,000 common share units (the “Common Share Units”) of the Company and 12,200,000 Series II Non-Voting Convertible First Preferred Share units (the “Series II First Preferred Share Units”) of the Company.

The Common Share Units were sold at a public offering price of US$0.80 per Common Share Unit. Each Common Share Unit is comprised of one common share of the Company (each a, “Common Share”) and one Common Share purchase warrant (each a “Common Share Warrant”). Each Common Share Warrant is exercisable for one Common Share at a price of US$0.96 per Common Share Warrant, subject to adjustment, at any time until 5:00 p.m. (Toronto time) on February 28, 2024, subject to certain terms and conditions. The Series II First Preferred Share Units were sold at a public offering price of US$0.80 per Series II First Preferred Share Unit. Each Series II First Preferred Share Unit is comprised of one Series II Non-Voting Convertible First Preferred Share (each a “Series II First Preferred Share”) and one Series II First Preferred Share purchase warrant (each a “Series II First Preferred Share Warrant”). Each Series II First Preferred Share Warrant is exercisable for one Series II First Preferred Share at a price of US$0.96 per Series II First Preferred Share Warrant, subject to adjustment, at any time until 5:00 p.m. (Toronto time) on February 28, 2024, subject to certain terms and conditions.

The gross proceeds to the Company from the offering were US$15 million before deducting underwriting discounts and commissions and other expenses of the offering.

The Company intends to use the net proceeds of the offering for (i) ongoing research and development activities of its SIRPaFc program; and (ii) working capital and general corporate purposes.

Cowen and Company, LLC acted as the sole book-running manager for the Offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Trillium Therapeutics:
Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s two clinical programs, TTI-621 and TTI-622, target CD47, a “do not eat” signal that cancer cells frequently use to evade the immune system. Trillium also has a proprietary fluorine-based medicinal chemistry platform that is being used to develop novel compounds directed at undisclosed immuno-oncology targets.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information:
This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements relating to Trillium’s intended use of the net proceeds of the offering. You should not place undue reliance on these forward-looking statements. Actual results may differ materially from those projected or implied in these forward-looking statements. Factors that may cause such a difference include, without limitation, risks and uncertainties related to the impact of general economic, industry or political conditions in the United States, Canada or elsewhere internationally, and the risks and uncertainties facing Trillium set forth in the Offering Documents and Trillium's Annual Information Form for the year ended December 31, 2017 filed with Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Investor Relations:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com

Media Relations:
Jessica Tieszen
Canale Communications for Trillium Therapeutics
619-849-5385
jessica@canalecomm.com